

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the 21st day of April, 2006

Commission File No. _____**33-52214**_____

Norbord Inc.
(Translation of registrant's name into English)

Suite 600, 1 Toronto Street, Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   YES _____   NO _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-3173**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norbord Inc.
(Registrant)

Date: April 21, 2006

Lynne Taylor
Assistant Corporate Secretary



Exhibits

99.1   Quarterly Earnings Press Release, Managements Discussion & Analysis, unaudited first quarter financial statements for the period ended April 1, 2006, certification of CEO, certification of CFO and report on voting securities at Annual Meeting held on April 21, 2006



J. Barrie Shineton
President & Chief Executive Officer

April 21, 2006

Dear Norbord Shareholder,

The strong results Norbord reported in 2005 continued through the first quarter of 2006. First quarter earnings exceeded the previous quarter in spite of lower North American OSB prices.

This excellent first quarter is the result of good performance across all our operations:
- Record panel production in North America and Europe;
- Lower North American OSB production costs;
- Higher mill net realizations; and
- Improved European performance.

North American OSB prices have come off their highs, but remain well above trend. First quarter housing starts and building permits were stronger than the recent headlines implied. In fact, these indicators were well ahead of last year's first quarter levels. In addition, builder backlogs have increased over last year. All this suggests we should continue to see solid demand in the first half of this year as seasonal home construction activity picks up.

Natural gas prices in Europe remain at record high levels. To mitigate the impact of these cost increases, we have initiated two projects to increase biomass usage for heat energy in Genk, Belgium and Cowie, Scotland. Improving product prices and strengthening demand on the continent will also help offset higher operating costs.

Our expansion project in Cordele, Georgia continues to be on-budget and on-time for startup in the fourth quarter. This is one of our key priorities for the year.

During the first quarter, we repurchased approximately 1.1 million shares under our 9.0 million share normal course issuer bid. We will continue to repurchase our common shares because we believe they represent good value.

We believe our cost position is one of the lowest in the industry, and will improve further upon completion of the Cordele expansion project. Being low cost is important, as it is the only way to generate attractive earnings and cash flow during weaker markets and softer pricing.

We are confident that 2006 will be another good year for Norbord. The underlying fundamentals are supportive and we will continue to focus on productivity improvements and cost containment.

I look forward to reporting on our second quarter progress in late July.

NEWS RELEASE

Norbord Reports Higher First Quarter Earnings on Record Production

Note: Financial references in US dollars unless otherwise indicated

HIGHLIGHTS

- **First quarter earnings of $58 million or $0.40/share**

- **Annualized Return on Equity -- 43%**

- **Annualized Return on Capital Employed -- 46%**

- **Record panel production in North America and Europe**

- **North American OSB production costs down 5% versus previous quarter**

TORONTO, ON (April 21, 2006) – Norbord Inc. (TSX:NBD) today reported earnings for the first quarter of 2006 of $58 million or $0.40 per share compared to earnings of $52 million or $0.36 per share in the fourth quarter of 2005. In the first quarter of 2005, Norbord reported earnings of $84 million or $0.55 per share.

"Norbord's first quarter 2006 results were stronger than the previous quarter in spite of a 10% reduction in benchmark North American OSB prices," said Barrie Shineton, Norbord President and CEO. "Record production and lower North American costs helped offset lower OSB prices. Higher mill net realizations and improved European performance also contributed to the excellent results."

"Given the favourable fundamentals supporting North American OSB demand and limited new capacity coming on stream this year, we expect 2006 will be another solid year for Norbord," said Mr. Shineton.

Performance

Norbord achieved record panel production during the quarter. Total OSB produced was 8% higher than the previous quarter -- half of this due to operating improvements. Better performance at our Genk, Belgium mill contributed to a 15% increase in European OSB volume over the previous quarter.

North American OSB operating costs decreased 5% versus the previous quarter as input costs decreased, and production gains drove per unit costs down. Our European mills, on the other hand, continued to experience increased energy costs.

Benchmark North Central OSB prices averaged $285 during the first quarter of 2006 versus $317 in the fourth quarter of 2005. North American OSB demand remains strong with annualized U.S. housing starts exceeding 2.0 million units in the first quarter. North American OSB supply increased marginally during the quarter as new capacity continues to ramp up.

In Europe, product prices increased during the quarter and demand, particularly in Germany, is improving.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4	



Net debt to total capitalization was 18% on a market value basis, in line with the previous quarter. Capital spending totaled $35 million during the quarter, including $26 million for the Cordele expansion project. Annualized return on equity for the quarter was 43%.

Developments

Construction of the second OSB line at Cordele, Georgia is on track for start-up in the fourth quarter of 2006. When completed, this investment will further strengthen Norbord's position as one of the lowest-cost OSB producers in the world.

Capital initiatives are underway to address the high energy costs in Europe. Biomass heat energy systems are being installed in Cowie, Scotland and Genk, Belgium, which will reduce European natural gas consumption by about one-third.

During the first quarter, Norbord repurchased approximately 1.1 million common shares at a cost of $11 million under a normal course issuer bid. This bid allows the company to repurchase up to 9.0 million common shares until November 1, 2006.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on June 21, 2006 to shareholders of record on June 1, 2006. Norbord's Canadian common shareholders may participate in the Company's Dividend Reinvestment Plan.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,700 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fiberboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly-traded company listed on the Toronto Stock Exchange under the symbol NBD.

Annual General Meeting

Norbord's annual general meeting will be held Friday April 21st, at 10:30 a.m. EDT at the TSX Auditorium, The Exchange Tower, in Toronto, Ontario. The meeting will be webcast live at Norbord's website at www.norbord.com.

-end-

Contact:

Robin Lampard
Vice President, Treasurer
(416) 643-8843
robin.lampard@norbord.com

This news release and attached Shareholders Letter contain forward-looking statements, as defined in applicable legislation. The words "expect", "on track", "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the caution contained in the "Forward-Looking Statements" section of the 2005 Management's Discussion and Analysis dated January 31, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

April 20, 2006

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord's performance during the period. Norbord's significant accounting policies and other financial disclosures are contained in the audited annual financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the caution contained in the "Forward-Looking Statements" section in this MD&A.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is also provided.

Additional information on Norbord, including the annual information form and the 2005 annual report, containing the MD&A and audited annual financial statements is available on SEDAR at www.sedar.com.

Overview

Norbord is an international producer of wood-based panels with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of OSB with annual capacity of 4.4 billion square feet (3/8-inch basis). The core of Norbord's OSB business is located in the US South. The Company is also one of the largest producers of wood-based panels in Europe. The geographical breakdown of property, plant and equipment is approximately 66% US, 27% Europe and 7% Canada.

Norbord's business strategy is focused entirely on the wood panels sector – specifically OSB – in North America and Europe.

Norbord's financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2005 and management believes this target will be met again in 2006.

Maintaining investment grade debt ratings is integral to Norbord's financing strategy. This provides for long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992. At the end of the quarter, Norbord was well positioned with a net debt to capitalization of 18% on a market basis and 36% on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At April 1, 2006, the Board of Directors had declared 62 consecutive quarterly common dividends of CAD $0.10 per share.

Operating Results

(US$ millions, unless otherwise noted)	1st Qtr 2006	4th Qtr 2005	1st Qtr 2005
Return on equity (ROE)	43%	41%	62%
Net sales	$ 368	$ 351	$ 404
EBITDA	111	110	157
EBITDA margin	30%	31%	39%
Depreciation	22	23	22
Capital investments	35	37	14
OSB shipments (MMsf 3/8")	1,082	1,021	1,013
Average OSB price – North Central ($/Msf 7/16")	285	317	364
Average OSB price – Europe (€/m3) (1)	197	182	214

(1) Commencing the first quarter 2006, "Average OSB price – Europe" represents the Company's estimate of average realized pricing in continental Europe. Prior period figures have been changed accordingly.

Outstanding results continued in the quarter, driven by North American OSB prices which averaged $285, close to 10% above the five year average. Return on equity (ROE) was 43% on an annualized basis for the quarter, compared to 41% and 62% for the fourth and first quarters of 2005, respectively. ROE is a measure for shareholders to determine how effectively their money is being employed. Capital initiatives, including CAD $1.00 special dividends paid in each of the third quarter of 2004 and second quarter of 2005, and the share repurchase program, have maintained an efficient capital structure contributing to the continued high ROE levels. Pre-tax return on capital employed (ROCE) averaged 46% in the quarter. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

EBITDA of $111 million was generated in the first quarter of 2006, versus $110 million in the previous quarter and $157 million in the first quarter of 2005. Norbord recorded an increase in EBITDA over the prior quarter as record OSB production and lower North American per unit OSB production costs offset the impact of lower North American OSB benchmark pricing. Improved mill net realizations relative to benchmark and European results also contributed. As compared to the first quarter of 2005, the primary driver of the change in EBITDA is the change in North American OSB price. EBITDA changes are summarized in the variance table below. EBITDA margins remained solid at 30% in the quarter, compared to 31% for the previous quarter and 39% in the first quarter of 2005.

EBITDA Variance (US$ millions)	1st Qtr 2006 vs. 4th Qtr 2005		1st Qtr 2006 vs. 1st Qtr 2005	
EBITDA – current period	$	111	$	111
EBITDA – comparative period		110		157
Variance	$	1	$	(46)
Mill nets [1]	$	(11)	$	(50)
Volume [2]		11		10
Key input prices [3]		(1)		(11)
Other [4]		2		5
	$	1	$	(46)

(1) The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.
(2) The volume variance represents the impact of shipment volume changes across all products.
(3) Key inputs include fibre, resin and energy.
(4) Other category covers all remaining variances including, but not limited to; labour and benefits, supplies and maintenance, key input usages, and the impact of foreign exchange.

North American OSB markets remained relatively strong with benchmark North Central OSB prices for the first quarter averaging $285, close to 10% above the five year average and 10% below the fourth quarter of 2005.

The fundamentals supporting North American OSB demand continue to be strong. U.S. housing starts exceeded 2.0 million units (seasonally adjusted annualized rate) in the first quarter, in line with the first quarter of 2005. Favourable demographics and relatively low interest rates continue to drive the demand for housing, the principal market for OSB. North American OSB supply in the quarter has increased marginally as new mills in Florida and British Columbia ramp up.

In the first quarter of 2006, Norbord's OSB production was up 8% over the fourth quarter of 2005 with approximately one-half due to production improvements and the balance due to fewer scheduled maintenance and vacation shuts taken in the quarter. As compared to the first quarter of 2005, OSB production is up 4% principally due to production improvements.

Gains from the Margin Improvement Program (MIP) of $14 million year-to-date, measured relative to 2005 at constant prices and exchange rates, limited the impact of manufacturing cost increases on EBITDA. Globally, Norbord is on track to deliver its MIP target of $35 million for the full year 2006.

The forest products industry was challenged with significantly higher energy, resin and fibre costs during 2005, particularly in the second half of the year. In North America, these cost pressures abated somewhat in the first quarter. Norbord's North American per unit OSB production costs, net of employee profit share, were down 5% over the fourth quarter of 2005 due to the benefit of additional production volume, reduced energy usage and decreased key input prices. As compared to the first quarter of 2005, North American per unit OSB production costs are up 2% as the benefit of additional production volume and reduced energy usage is offset by the aforementioned cost pressures.

In Europe, market conditions are showing signs of improvement. European OSB prices have increased 8% over the fourth quarter of 2005 as demand improved, particularly in Germany. European MDF mill nets increased 4% over the fourth quarter of 2005. Production at the European mills was strong in the quarter. First quarter operational improvements at the Genk mill resulted in a 15% increase in total European OSB production over the fourth quarter of 2005.

The strengthening market conditions and improving productivity of our mills continues to be offset by increasing costs in Europe, particularly in energy and resin. For example, in the UK, the average price of natural gas for the first quarter increased 60% over the first quarter of 2005. A number of initiatives are underway to address these cost pressures, including the installation of a biomass energy system at the Cowie MDF mill. This £2 million project is currently underway and is expected to be operational in the third quarter of 2006. An investment of €10 million for a heat energy system for the Genk OSB line was recently approved and is expected to be operational in the fourth quarter of 2007. When complete, these two initiatives are expected to reduce European natural gas consumption by approximately 30%. These higher input costs have resulted in the decision to decommission the oldest MDF line at Cowie in the second quarter. Norbord's total European MDF output will decline by about 20% in the short term but is expected to grow back to about 90% of pre-closure production by the end of 2007 through further operational improvements at our remaining line. There are no material costs associated with the decommissioning.

Net sales in the quarter were $368 million, compared to $351 million and $404 million in the fourth and first quarters of 2005 respectively. The change in quarterly net sales is principally due to changes in North American OSB prices.

Interest expense of $7 million and depreciation expense of $22 million were in line with prior quarters.

Liquidity and Capital Resources

(US$ millions, except per share information, unless otherwise noted)	1st Qtr 2006	4th Qtr 2005	1st Qtr 2005
Cash provided by operating activities	$ 30	$ 121	$ 40
Cash provided by operating activities per share	0.21	0.83	0.26
Operating working capital	73	19	78
Total working capital	204	174	283
Capital investments	35	37	14
Net debt to capitalization, market basis	18%	17%	14%
Net debt to capitalization, book basis	36%	35%	29%

Cash provided by operating activities in the quarter was $30 million or $0.21 per share compared to $121 million in the fourth quarter of 2005 and $40 million in the first quarter of 2005. The decrease from the first quarter of 2005 is principally attributable to higher earnings in the comparable period. The decrease from the fourth quarter of 2005 is attributable to the seasonal increase in operating working capital.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities was $73 million at April 1, 2006, as compared to $19 million at December 31, 2005. The Company aims to minimize the amount of capital held as operating working capital. The higher balance is attributable to seasonal factors and compares favourably to the $78 million balance at the end of the first quarter of 2005. Total working capital at April 1, 2006 was $204 million including $131 million in cash and cash equivalents.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements of which $3 million were utilized for letters of credit at April 1, 2006. These bank lines mature in May 2009.

Cash dividends of $13 million were paid in the quarter in line with comparative periods.

Norbord's net debt stood at $309 million at period end, representing 18% of capitalization on a market basis and 36% of capitalization on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Purchase of Common Shares

Between November 2, 2005 and November 1, 2006, the Company may purchase on the open market up to 9.0 million common shares under a share repurchase program. During the first quarter of 2006, 1.1 million shares were purchased and cancelled at a cost of $11 million. Under the current program, up to an additional 7.9 million common shares may be purchased and cancelled. In the first quarter of 2005, 1.8 million shares were purchased and cancelled at a cost of $19 million under the previous program.

Outstanding Shares

At April 20, 2006, there were 144.0 million common shares outstanding. In addition, 1.9 million employee stock options were outstanding, of which approximately one-third were fully vested.

Capital Investments

Construction continues on a second OSB line at Cordele, Georgia that will create one of the largest and most efficient OSB manufacturing facilities in the world. The expansion will add 550 million square feet (3/8-inch basis) of production capacity at a cost of approximately $135 million. The project is scheduled to start production in the fourth quarter of 2006. Once complete, this initiative will increase Norbord's North American OSB production capacity by 15% and will further strengthen its position as one of the largest OSB producers in the US South.

In the first quarter of 2006, capital investments were $35 million including $26 million for the Cordele mill expansion project. Norbord's 2006 capital investments are expected to be $60 million plus the remaining $97 million of the $135 million Cordele mill expansion project. Approximately 85% of the capital investments in 2006 will be for productivity improvements and strategic initiatives. In addition, interest of approximately $6 million (first quarter – $1 million) is expected to be capitalized relating to the Cordele project. The 2006 capital investments will be funded by cash on hand and cash generated by operations.

Guarantee of Certain Fraser Papers Obligations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $27 million (December 31, 2005 – $13 million). The estimate has increased since December 31, 2005 to reflect the amount claimed in a lawsuit in respect of the closure of the Park Falls pulp mill. The estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

In 2005, Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees. To date, the fees for providing these guarantees is less than $1 million.

Class Action Lawsuit

Norbord and seven other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these eight North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend them vigorously.

Norbord

Selected Quarterly Information

(US$ millions, except per share information, unless otherwise noted)	2006 1st Qtr	2005 4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	2004 4th Qtr	3rd Qtr	2nd Qtr
Key Performance Metrics								
Return on equity (ROE)	43%	41%	38%	45%	62%	30%	40%	51%
Cash provided by operating activities	30	121	55	98	40	107	133	266
Cash provided by operating activities per share	0.21	0.83	0.38	0.67	0.26	0.71	0.88	1.78
Net Sales and Earnings								
Net Sales	368	351	338	369	404	335	364	439
EBITDA	111	110	100	128	157	89	156	231
Earnings	58	52	45	67	84	41	77	127
Per Common Share								
Earnings								
Basic	0.40	0.36	0.31	0.39	0.56	0.26	0.51	0.85
Diluted	0.40	0.36	0.31	0.39	0.55	0.26	0.50	0.84
Key Statistics								
OSB shipments (MMsf 3/8")	1,082	1,021	1,062	1,040	1,013	998	947	950
Average OSB price – North Central ($/Msf 7/16")	285	317	303	297	364	264	353	437
Average OSB price – Europe (€/m³) [1]	197	182	190	208	214	223	234	229

(1) Commencing the first quarter 2006, "Average OSB price – Europe" represents the Company's estimate of average realized pricing in continental Europe. Prior period figures have been changed accordingly.

The price of OSB is the primary factor affecting the comparability of results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA is approximately $30 million or approximately $0.14 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful albeit imperfect proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 7% of property, plant and equipment. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord's products, is generally stronger in the spring and summer months. Adverse weather, typically in the first and fourth quarters, can also limit access to logging areas, which can affect the supply and price of fibre to Norbord's operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on quarterly results include the $0.06 per share impact of foreign exchange on the redemption of preferred shares in the second quarter of 2005, and the $6 million charge ($0.04 per share) for call premiums on the redemption of debentures in the third quarter of 2004.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings before interest, income taxes, depreciation and amortization. Norbord views EBITDA as a measure of gross profit and interprets EBITDA trends as an indicator of relative operating performance. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. The following table reconciles EBITDA to the nearest comparable GAAP measure:

(US dollar millions)	1st Qtr 2006		4th Qtr 2005		1st Qtr 2005
Earnings	$	58	$ 52	$	84
Add: Interest expense		7	8		7
Less: Interest and other income		(1)	(2)		(1)
Add: Income tax		25	29		45
Add: Depreciation		22	23		22
EBITDA	$	111	$ 110	$	157

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets. The following table reconciles capital employed to the nearest comparable GAAP measure:

(US dollars millions)	Apr 1 2006		Dec 31 2005		Dec 31 2004
Property, plant and equipment	$	935	$ 921	$	927
Accounts receivable		148	145		150
Inventory		115	99		90
Accounts payable and accrued liabilities		(190)	(225)		(238)
Other assets		3	4		5
Unrealized balance sheet hedge gain (loss) [1]		(4)	-		(16)
Capital employed	$	1,007	$ 944	$	918

(1) Included in other liabilities

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

ROE (return on equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position. The following table reconciles net debt to the nearest comparable GAAP measure:

(US dollars millions)	Apr 1 2006		Dec 31 2005		Dec 31 2004
Long-term debt	$	440	$ 440	$	450
Current portion of long-term debt		-	-		1
Cash and cash equivalents		(131)	(155)		(215)
Net debt	$	309	$ 285	$	236

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing twelve-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

Forward-Looking Statements

This document contains forward-looking statements, as defined in applicable legislation. The words "believes", "on track", "may", "will", "scheduled", "expected", "estimated" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.



Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the caution contained in the "Forward-Looking Statements" section of the 2005 Management's Discussion and Analysis dated January 31, 2006.

SHIPMENTS

	1st Qtr 2006	4th Qtr 2005	1st Qtr 2005
OSB (MMsf-3/8")	**1,082**	1,021	1,013
Particleboard (MMsf-3/8") [1]	**157**	138	165
MDF (MMsf-3/8")	**149**	132	146
Plywood (MMsf-3/8")	**22**	19	20
I-joist (MM lineal feet)	**11**	11	13

(1) Excludes particleboard consumed internally (51 MMsf, 43 MMsf, 48 MMsf, for each of the above periods, respectively).

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)

(US $ millions, except per share information)	1st Qtr 2006		1st Qtr 2005	
Earnings				
Net sales	$	**368**	$	404
Earnings before interest, income tax and depreciation		**111**		157
Interest and other income		**1**		1
Interest expense		**(7)**		(7)
Earnings before income tax and depreciation		**105**		151
Depreciation		**(22)**		(22)
Income tax *(note 4)*		**(25)**		(45)
Earnings	$	**58**	$	84
Earnings per common share *(note 3)*				
- Basic	$	**0.40**	$	0.56
- Diluted	$	**0.40**	$	0.55
Retained Earnings				
Balance, beginning of period	$	**412**	$	387
Earnings		**58**		84
Common share dividends		**(13)**		(12)
Repurchase of common shares *(note 2)*		**(10)**		(17)
Balance, end of period	$	**447**	$	442

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(US $ millions)	1st Qtr 2006	1st Qtr 2005
CASH PROVIDED BY (USED FOR):		
Operating Activities		
Earnings	$ 58	$ 84
Items not affecting cash:		
Depreciation	22	22
Future income taxes *(note 4)*	2	9
Other items	(2)	(2)
	80	113
Net change in non-cash working capital balances	(50)	(73)
	30	40
Investing Activities		
Capital investments	(35)	(14)
Other	4	(6)
	(31)	(20)
Financing Activities		
Dividends	(13)	(12)
Issue of common shares *(note 2)*	1	1
Repurchase of common shares *(note 2)*	(11)	(19)
	(23)	(30)
Increase (decrease) in cash and cash equivalents	$ (24)	$ (10)

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

(US $ millions)	Apr 1 2006		Dec 31 2005	
ASSETS				
Current assets:				
Cash and cash equivalents	$	**131**	$	155
Accounts receivable		**148**		145
Inventory		**115**		99
Future income taxes		**3**		4
		397		403
Property, plant and equipment		**935**		921
Other assets		**3**		4
	$	**1,335**	$	1,328
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	**190**	$	225
Long-term debt		**440**		440
Other liabilities		**35**		31
Future income taxes		**111**		110
Shareholders' equity *(note 2)*		**559**		522
	$	**1,335**	$	1,328

(See accompanying notes)

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information)

Note 1 - Basis of Presentation

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period's presentation.

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements.

Note 2 - Shareholders' Equity

During the quarter, the Company repurchased and cancelled 1.1 million common shares (2005 – 1.8 million common shares) for $11 (2005 – $19) under a normal course issuer bid.

During the quarter, 0.2 million common shares were issued as a result of options exercised under the stock option plan for proceeds of $1. In addition, 0.4 million options were granted under the stock option plan. Year-to-date, cost of sales include less than $1 related to stock based compensation expense.

Note 3 - Earnings per Common Share

Earnings per common share are calculated as follows:

	1st Qtr 2006		1st Qtr 2005	
Earnings available to common shareholders:				
Earnings	$	58	$	84
Less: Preferred share dividends		-		-
	$	58	$	84
Common shares (millions):				
Weighted average number of common shares outstanding		144.6		149.0
Stock options		0.7		1.3
Diluted number of common shares		145.3		150.3
Earnings per common share:				
Basic	$	0.40	$	0.56
Diluted	$	0.40	$	0.55

Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

(unaudited)

(In millions of US dollars, except per share information)

Note 4 - Income Tax

Interim income tax is calculated based on expected annual effective tax rates.

	1st Qtr 2006		1st Qtr 2005
Current tax expense	$	**23**	$	36
Future income tax expense		**2**		9
Income tax expense	$	**25**	$	45

Note 5 – Related Party Transactions

During the quarter, the Company provided certain administrative services to a party related by virtue of being under common significant influence. In addition, the Company periodically engages the services of a party related by virtue of being under common significant influence. Year-to-date, the fees for these services are less than $1.

Note 6 – Commitments and Contingencies

Foreign Exchange Hedges
The Company has outstanding forward foreign exchange contracts of £4 (2005 - £21) and €64 (2005 - €60) and cross-currency swaps of £125 (2005 - £125), which are designated as hedges against its net investments in Europe. During the period, the Company realized a gain of nil (2005 – loss of $1) on its matured net investment hedges, and at period end, the Company had an unrealized loss of $4 (2005 – loss of $9) on its outstanding net investment hedges. These realized and unrealized gains are offset by realized and unrealized losses on the net investments being hedged.

In addition, at period end, the Company has outstanding forward foreign exchange contracts of CAD $26 (2005 – CAD $43), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. During the period, the Company realized a gain of nil (2005 – $1) on its matured monetary liability hedges, and at period end, the Company had an unrealized gain of nil (2005 – nil) on these outstanding hedges. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

The Company has entered into various commitments for capital expenditures and services in connection with the Cordele mill expansion project. The Company has outstanding forward foreign exchange contracts of €7 (2005 – nil) which are designated as hedges against certain of these commitments denominated in Euros. No gains or losses were realized during the period, and at period end, the Company had an unrealized loss of nil on the outstanding hedges. These realized and unrealized losses are offset by realized and unrealized gains on the purchase commitments being hedged.

The Company has entered into forward foreign exchange contracts of CAD $16, which are designated as a hedge of future Canadian dollar-denominated net costs. At period end, the Company had an unrealized loss of nil (2005 – nil) on the outstanding hedges.

(unaudited)

(In millions of US dollars, except per share information)

Guarantee of Certain Fraser Papers Obligations
On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments, purchase commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $27. This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

In 2005, Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees.

Class Action Lawsuit
Norbord and seven other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these eight North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend them vigorously.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, J. Barrie Shineton, President and Chief Executive Officer certify that:

1.   I have reviewed this quarterly report on Form 6K of Norbord Inc.;

2.   Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under with such statements were made, not misleading with respect to the period covered by this quarterly report;

3.   Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of , and for, the periods presented in this quarterly report;

4.   the registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

   b)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c)   disclosed in this report any change in the issuers internal control over financial reporting that accrued during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function);

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: April 21, 2006

/s/ J. Barrie Shineton
J. Barrie Shineton
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Tremayne, Executive Vice President and Chief Financial Officer certify that:

1.   I have reviewed this quarterly report on Form 6K of Norbord Inc.;

2.   Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under with such statements were made, not misleading with respect to the period covered by this quarterly report;

3.   Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of , and for, the periods presented in this quarterly report;

4.   the registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the issuers internal control over financial reporting that accrued during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function);

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: April 21, 2006

/s/ John C. Tremayne_____
John C. Tremayne
Executive Vice-President
and Chief Financial Officer



REPORT ON VOTING SECURITIES

Annual Meeting of Shareholders
April 21, 2006

National Instrument 51-1-2 – Section 11.3 (Canada)   *Form 6-K (U.S.A.)*

The Annual Meeting of Shareholders of Norbord Inc. (the "Corporation") was held on April 21, 2006 in Toronto, Canada. At this meeting there were 691 shareholders represented in person or by proxy holding 105,584,126 Common shares, representing 72.84% of the 144,937,377 issued and outstanding Common shares.

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation.

Appointment of Auditors

The resolution to appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved unanimously by the Common shareholders.

There were no other matters coming before the meeting that required a vote by the Common shareholders.

                                                 NORBORD INC.

                                                 /s/ "John Tremayne"
                                                 John Tremayne
                                                 Executive Vice-President
                                                 and Chief Financial Officer

Date: April 21, 2006